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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foresters Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6640 Lusk Blvd. #A-202
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Smith (858) 550-4844
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresters Equity Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



J. E. Gil
Commission # 1623682
Notary Public - California
San Diego County
My Comm. Expires Nov 22, 2009

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Foresters Equity Services, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Foresters Equity Services, Inc. and subsidiary (a wholly-owned subsidiary of The Independent Order of Foresters) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresters Equity Services, Inc. and subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

January 25, 2007

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Financial Condition

December 31, 2006 and 2005

ASSETS

	2006	*2005*
Cash	$1,384,043	$2,274,801
Investments	1,009,753	914,207
Deposits with clearing organizations	35,151	20,000
Cash and cash equivalents	2,428,947	3,209,008
Commissions receivable	277,948	240,388
Due from parent	-	398,409
Fixed assets, net	16,309	22,009
Other assets	56,432	51,148
	$2,779,636	$3,920,962

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	*2005*
Liabilities		
Accounts payable and accrued expenses	$ 224,268	$ 602,814
Customer deposits	20,961	794,197
Due to parent	1,083,105	623,124
Total liabilities	1,328,334	2,020,135
Stockholder's equity		
Preferred stock, no par value; 1,000 shares authorized; none issued	-	-
Common stock, no par value; 150 shares authorized; 80 shares issued and outstanding	800,000	800,000
Additional paid-in capital	4,038,575	4,038,575
Accumulated deficit	(3,387,273)	(2,937,748)
Total stockholder's equity	1,451,302	1,900,827
	$2,779,636	$3,920,962

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Operations

Years Ended December 31, 2006 and 2005

	2006	*2005*
Revenues		
Commissions	$6,298,277	$6,320,656
Investment income	70,433	35,712
Interest	46,375	12,584
Other revenues	17,744	19,014
Total revenues	6,432,829	6,387,966
Expenses		
Compensation and employee benefits	4,955,291	4,429,760
Licensing costs	207,334	250,214
Marketing	91,942	58,425
Management fee and other Foresters charges	244,000	244,000
Commissions and clearing costs	853,557	304,545
Rent	131,032	118,766
Consulting and professional fees	39,818	34,490
Depreciation and amortization	11,614	36,060
Other expenses	334,522	266,596
Total expenses	6,869,110	5,742,856
Income (loss) before income tax expense	(436,281)	645,110
Income tax expense	(13,244)	(19,219)
Net income (loss)	$ (449,525)	$ 625,891

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Changes in Stockholder's Equity

Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2005	$800,000	$4,038,575	$(3,563,639)
Net income	-	-	625,891
Balance, December 31, 2005	800,000	4,038,575	(2,937,748)
Net loss	-	-	(449,525)
Balance, December 31, 2006	$800,000	$4,038,575	$(3,387,273)

See notes to consolidated financial statements.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Consolidated Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	*2005*
Cash flows from operating activities		
Net income (loss)	$ (449,525)	$ 625,891
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation and amortization	11,614	36,060
Changes in operating assets and liabilities		
Commissions receivable	(37,560)	(137,404)
Other assets	(5,284)	(4,181)
Accounts payable and accrued expenses	(378,546)	52,225
Customer deposits	(773,236)	323,945
Due from/to parent	858,390	(843,688)
Net cash from operating activities	(774,147)	52,848
Cash flows from investing activities		
Capital expenditures	(5,914)	(880)
Net increase (decrease) in cash and cash equivalents	(780,061)	51,968
Cash and cash equivalents, beginning of year	3,209,008	3,157,040
Cash and cash equivalents, end of year	$2,428,947	$3,209,008

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Foresters Equity Services, Inc. and its wholly owned subsidiary Sylvan Agency, Inc. (the "Company"). Foresters Equity Services, Inc. is a wholly-owned subsidiary of The Independent Order of Foresters ("Foresters"). All significant intercompany transactions have been eliminated.

The Business. Foresters Equity Services, Inc. ("FESCO") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers. FESCO provides broker-dealer services involving primarily mutual funds and variable products. Sylvan Agency, Inc. provides insurance services on an agency basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Insurance commissions are recognized when the related insurance policies are accepted by the underwriters and premiums are paid. Bonus commissions and other revenues that are contingent or not subject to reasonable estimation are recognized when collected. Other revenues are generally recognized as services are rendered.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 5-7 years.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, investment in mutual funds, and deposits with clearing organizations which may be withdrawn on demand without penalty. Investments in mutual funds are valued at market value with the resulting differences between cost and market included in income.

Customer Deposits. Customer deposits relate to funds received for mutual fund purchases. Funds are deposited in a bank account maintained for the exclusive benefit of customers until they are promptly remitted to the appropriate entities.

Concentration of Credit Risk. The Company maintains cash in bank accounts which exceed federally insured limits and invests excess cash in mutual fund accounts. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2006 and 2005 reasonably approximate the fair values for

financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2006 and 2005.

2. RELATED PARTY TRANSACTIONS

Due to Foresters. The Company reimburses Foresters for compensation and other costs that Foresters pays on behalf of the Company. These costs amounted to approximately $4,189,000 in 2006 and $3,555,000 in 2005.

3. FIXED ASSETS

	2006	*2005*
Computer equipment and software	$412,053	$407,868
Other equipment	34,505	33,201
Leasehold improvements	14,785	14,785
Furniture and fixtures	58,180	57,755
	519,523	513,609
Less accumulated depreciation	(503,214)	(491,600)
	$ 16,309	$ 22,009

4. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

At December 31, 2006, the Company has net operating loss carryforwards for financial statement purposes of approximately $1,925,000 which expire in various years through 2021.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2006	*2005*
"Expected" federal income tax benefit (expense)	$ 148,336	$(219,337)
State income tax	(13,244)	(19,219)
Change in valuation allowance	(148,336)	219,337
Income tax expense	$ (13,244)	$ (19,219)

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2006 and 2005.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2006 was 1.08 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2006, the Company had net capital of $881,861 which was $818,452 in excess of the amount required by the SEC.

7. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(A) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

*****

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2006

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$1,451,302	$1,449,565	$ 1,737
Less non-allowable assets			
Cash	750	750	-
Deposits with clearing organizations	15,151	15,151	-
Commissions receivable	137,271	137,271	-
Receivable from subsidiary	22,298	22,254	(44)
Net assets of subsidiary	124,511	124,511	-
Fixed assets	16,309	3,843	(12,466)
Other assets	56,432	62,296	5,864
Net capital before haircuts on security positions	1,078,580	1,083,489	(4,909)
Less haircuts on security positions			
Investments	112,861	112,861	-
Undue concentration	83,858	83,765	(93)
Net capital	$ 881,861	$ 886,863	$ (5,002)
Total aggregate indebtedness (excluding subsidiary indebtedness)	$ 951,142	$ 946,234	$ 4,908
Ratio of aggregate indebtedness to net capital	1.08	1.07	
Minimum net capital required	$ 63,409	$ 63,082	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2006 result primarily from audit adjustments to accumulated depreciation, other assets, and accrued liabilities.*

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2006

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2006; and a reconciliation to that calculation is not included herein.

FORESTERS EQUITY SERVICES, INC. AND SUBSIDIARY

(A Wholly-owned Subsidiary of the Independent Order of Foresters)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(A) and, accordingly, has no possession or control requirements.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Foresters Equity Services, Inc. and Subsidiary:

In planning and performing our audit of the financial statements and supplementary schedules of Foresters Equity Services, Inc. and Subsidiary ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

January 25, 2007

END